Exhibit 99.1

Press release

XPeng Announces Vehicle Delivery Results for May 2021

06/01/2021

•	5,686 vehicles delivered in May 2021, a 483% increase year-over-year

•	3,797 P7s delivered in May 2021, a record high monthly delivery

•	Year-to-date deliveries reached 24,173, a 427% increase year-over-year

GUANGZHOU, China—(BUSINESS WIRE)— XPeng Inc. (“XPeng” or the “Company,” NYSE: XPEV), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its vehicle delivery results for May 2021.

XPeng delivered a total of 5,686Smart EVs in May 2021, representing a 483% increase year-over-year, and a 10% increase over last month. The May deliveries consisted of 3,797 P7s, the Company’s sports smart sedan, and 1,889 G3s, its smart compact SUV. As of May 31, 2021, year-to-date total deliveries reached 24,173 units, representing a 427% increase year-over-year.

The number of P7s delivered in May reached a record high of 3,797, demonstrating the strong customer appeal of XPeng’s market-leading smart features. Launched in January this year, XPILOT 3.0 and its Navigation Guided Pilot (NGP) highway solutions have achieved a strong set of customer utilization rates. Additionally, these solutions enable the Company to generate incremental revenues from its proprietary XPILOT software.

The launch of the P7 Wing edition, and the lithium iron phosphate (LFP) battery-powered G3 and P7 also contributed to the strong delivery results to date.

About XPeng

XPeng is a leading Chinese smart electric vehicle company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers in China. Its mission is to drive Smart EV transformation with technology and data, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPeng develops in-house its full-stack autonomous driving technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrification/electronic architecture. XPeng is headquartered in Guangzhou, China, with offices in Beijing, Shanghai, Silicon Valley and San Diego. The Company’s Smart EVs are manufactured at plants in Zhaoqing and Zhengzhou, located in Guangdong and Henan provinces, respectively. For more information, please visit https://en.xiaopeng.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPeng’s beliefs and expectations, are forward-looking statements.

Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPeng’s goal and strategies; XPeng’s expansion plans; XPeng’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPeng’s expectations regarding demand for, and market acceptance of, its products and services; XPeng’s expectations regarding its relationships with customers, contract manufacturers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPeng’s filings with the SEC. All information provided in this press release is as of the date of this press release, and XPeng does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts

For Investor Enquiries:

IR Department

XPeng Inc.

Email: ir@xiaopeng.com

Jenny Cai

The Piacente Group

Tel: +1-212-481-2050 or +86-10-6508-0677

Email: xpeng@tpg-ir.com

For Media Enquiries:

Marie Cheung

XPeng Inc.

Tel: +852-9750-5170 or +86-1550-7577-546

Email: mariecheung@xiaopeng.com

Source: XPeng Inc.